Exhibit 21

Subsidiaries of the Registrant

Entity Name	Organized Under Laws of
Strong Technical Services, Inc.	Nebraska
Strong/MDI Screen Systems, Inc.	Quebec, Canada
SDM Holdco, Inc.	Delaware
Digital Ignition, LLC	Georgia
Strong Studios, Inc.	Delaware
Strong Westrex, Inc.	Nebraska